UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

393222104

(CUSIP Number)

David T. Quinby, Esq.

Rebecca B. Sandberg, Esq.

Stoel Rives LLP

33 South Sixth Street, Suite 4200

Minneapolis, Minnesota 55402

(612) 373-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NTR plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)). ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,227,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,227,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) Approximately 35.4% (based upon 31,743,958 shares outstanding as of March 10, 2010, as advised by the Issuer)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D and this Amendment No. 3, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.6% of the issued and outstanding common stock of the Issuer.  Based on the most recent information provided by the Issuer, Wayne Hoovestol beneficially owns 946,592 shares of the Issuer’s common stock, representing approximately 3.0% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NTR US Biosystems Holdings Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)). ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,234,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,234,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) Approximately 35.4% (based upon 31,743,958 shares outstanding as of March 10, 2010, as advised by the Issuer)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D and this Amendment No. 3, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.6% of the issued and outstanding common stock of the Issuer.  Based on the most recent information provided by the Issuer, Wayne Hoovestol beneficially owns 946,592 shares of the Issuer’s common stock, representing approximately 3.0% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenstar North America Holdings, Inc. IRS Identification Number: 20-8232960

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)). ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,993,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,993,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) Approximately 35.4% (based upon 31,743,958 shares outstanding as of March 10, 2010, as advised by the Issuer)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the this Amendment No. 3, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.6% of the issued and outstanding common stock of the Issuer.  Based on the most recent information provided by the Issuer, Wayne Hoovestol beneficially owns 946,592 shares of the Issuer’s common stock, representing approximately 3.0% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

This Amendment No. 3 to Schedule 13D/A (this “Amendment No. 3”) is being filed to amend and supplement (i) the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”), (ii) Amendment No. 1 to Schedule 13D/A filed by the Reporting Persons with the SEC on November 4, 2008 (“Amendment No. 1”), and (iii) Amendment No. 2 to Schedule 13D/A filed by the Reporting Persons with the SEC on February 17, 2010 (“Amendment No. 2” and, collectively with the foregoing, this “Schedule 13D/A”).  Except as specifically amended by this Amendment No. 3, the initial Schedule 13D, Amendment No. 1 and Amendment No. 2 remain unchanged.  Capitalized terms used and not otherwise defined in this Schedule 13D/A have the meanings given them in the initial Schedule 13D, Amendment No. 1 and Amendment No. 2, as applicable.

This Amendment No. 3 is being filed pursuant to Exchange Act Rule 13d-2(a) to report a material decrease in the percentage of shares of common stock beneficially owned by the Reporting Person solely as a result of an increase in the number of outstanding shares of the Issuer’s Common Stock.

Item 2.  Identity and Background

This Amendment No. 3 is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”):

NTR plc, a public limited company registered in Ireland (“NTR”), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. NTR is a leading international developer and operator of renewable energy and sustainable waste management projects.

NTR US Biosystems Holdings Limited, a company organized under the laws of Ireland (“Biosystems”), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. Biosystems is a holding company and a wholly owned subsidiary of NTR.

Greenstar North America Holdings, Inc., a Delaware corporation (“Greenstar”), which has its principal office address at 3411 Richmond Avenue, Suite 700 Houston TX 77046. Greenstar is a holding company and a wholly owned subsidiary of NTR.

As the parent company of Biosystems and Greenstar, NTR has beneficial ownership of the shares of common stock owned by Biosystems and Greenstar as described in this Amendment No. 3.

The Joint Filing Agreement (and the Amendment No. 1 thereto) among the Reporting Persons to file this Amendment No. 3 jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 were filed as Exhibits K and L to Amendment No. 2 and are incorporated herein by reference. Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information provided in this Schedule 13D/A that does not expressly pertain to a Reporting Person.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Items 4 and 6 of the Initial Schedule 13D, under Section 3.7 of the Shareholders Agreement among the Reporting Persons, until such time as the Issuer issued an aggregate of at least 6,000,000 shares of common stock to non-affiliates of the Issuer, the Reporting Persons and Wilon agreed to vote their Shares in favor of four independent nominees to the board of directors proposed by the Issuer in accordance with the Issuer’s nominating committee policy, in the same proportion as the shareholders of the Issuer not affiliated with the Reporting Persons and Wilon.  As a result of the sale by Issuer of 6,325,000 shares of its common stock to non-affiliates on or about March 10, 2010, the voting obligations of the Reporting Persons and Wilon with respect to the Issuer’s four independent board nominees are no longer in effect. The other voting obligations of the Reporting Persons, Wilon and Wayne Hoovestol under Sections 3.1 and 3.2(e) remain in effect.

Item 7.  Material to be Filed as Exhibits

Exhibits the listed below have been previously filed as exhibits (as indicate below) and are incorporated by reference in this Schedule 13D/A by reference thereto.

(a)

Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC (incorporated by reference to Exhibit (a) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(b)

Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (b) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(c)

Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol (incorporated by reference to Exhibit (c) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(d)

Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (d) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(e)

Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit (e) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(f)

Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit (f) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(g)

Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit (g) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(h)

Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit (h) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(i)

Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A. (incorporated by reference to Exhibit (i) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(j)

Lock-Up and Voting Agreement dated May 7, 2008 by and between Wayne Hoovestol and VBV LLC (incorporated by reference to Exhibit (j) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(k)	Joint Filing Agreement, as amended, among the Reporting Persons (incorporated by reference to Exhibit (k) to Amendment No. 2 filed February 17, 2010)
(l)

Assignment and Assumption Agreement dated February 12, 2010 between NTR US Biosystems Holdings Limited and Greenstar North American Holdings, Inc. (incorporated by reference to Exhibit (l) to Amendment No. 2 filed February 17, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2010
Date
/s/ Jeremy Nel
Signature
Group Executive: Commercial & Legal
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)